# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 04/15/2025
Amends the filing with accession number 0000950170-25-053251
Filed by CIK 0001937262
Persons authorized to receive notices and communications: James Fu Bin Lu, c/o Grindr Inc., 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069, 1 (310) 878-9648

## Reporting persons
- Longview Capital Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 28,090,968; shared voting power 0; sole dispositive power 28,090,968; shared dispositive power 0; aggregate amount beneficially owned 28,090,968 (13.5% of the class)
  Comment: The percentage is calculated based on 208,246,400 shares of the Issuer's Common Stock outstanding as of March 5, 2025, as reported on the Issuer's Quarterly Report on Form 10-K, filed March 7, 2025.
- Longview Capital SVH LLC: type of reporting person: corporation (CO); citizenship or place of organization: Washington (WA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 28,090,968; shared voting power 0; sole dispositive power 28,090,968; shared dispositive power 0; aggregate amount beneficially owned 28,090,968 (13.5% of the class)
- Longview Grindr Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 28,090,968; shared voting power 0; sole dispositive power 28,090,968; shared dispositive power 0; aggregate amount beneficially owned 28,090,968 (13.5% of the class)
- James Fu Bin Lu (CIK 0001937262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 29,844,302; shared voting power 0; sole dispositive power 29,844,302; shared dispositive power 0; aggregate amount beneficially owned 29,844,302 (14.3% of the class)
  Comment: Consists of (a) 1,744,811 shares of Common Stock held directly by Mr. Lu, (b) 6,334 shares of the Issuer's Common Stock from vested restricted stock units held by Mr. Lu and (c) 2,189 shares of the Issuer's Common Stock underlying restricted stock units held by Mr. Lu that will vest within 60 days of this statement and (d) 28,090,968 shares of Common Stock held by Longview Capital Group Limited.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, West Hollywood, California (CA), 90069
Comment: This Amendment No. 5 (this "Amendment #5) to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr"). This Amendment #5 corrects each Reporting Person's direct and indirect holdings of Common Stock as reported on Amendment #4 dated April 9, 2025. Unless otherwise indicated, each capitalized term used but not defined in this Amendment #5 shall have the meaning assigned to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

Longview Capital Group Limited ("Longview Capital"), Longview Grindr Holdings Limited ("Longview Grindr") and Longview Capital SVH LLC ("Longview SVH") beneficially own an aggregate of 28,090,968 shares of the Issuer's Common Stock. Mr. Lu beneficially owns an aggregate of 29,844,302 shares of the Issuer's Common Stock which represents approximately 14.3% of the Issuer's issued and outstanding Common Stock, consisting of (a) 1,744,811 shares of Common Stock held directly by Mr. Lu, (b) 6,334 shares of the Issuer's Common Stock from vested restricted stock units held by Mr. Lu and (c) 2,189 shares of the Issuer's Common Stock underlying restricted stock units held by Mr. Lu that will vest within 60 days of this statement and (d) 28,090,968 shares of Common Stock held by Longview Capital (as described below).

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: Longview Capital is the sole equityholder of Longview Grindr. Longview Grindr is the sole equityholder of Longview SVH. The Reporting Person exercises ultimate voting and investment power of the equity interests held by Longview Capital, Longview Grindr and Longview SVH which includes the power to dispose or direct the disposition of 29,844,302 shares of the Issuer's common stock, in aggregate, held by James Fu Bin Lu, Longview Capital, Longview Grindr and Longview SVH, subject to the information incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Each restricted stock unit ("RSU") represents the contingent right to receive one share of the Issuer's Common Stock upon settlement. The RSUs vest in four equal quarterly installments with 2,189 shares of scheduled to vest within the next 60 days of this statement. Except as otherwise stated, none of the Reporting Persons have effected any transactions with respect to the Issuer's Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 29,435,615 shares of Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Signatures
- Longview Capital Group Limited: /s/James Fu Bin Lu, James Fu Bin Lu, Member (04/15/2025)
- Longview Capital SVH LLC: /s/James Fu Bin Lu, James Fu Bin Lu, Director (04/15/2025)
- Longview Grindr Holdings Limited: /s/James Fu Bin Lu, James Fu Bin Lu, Director (04/15/2025)
- James Fu Bin Lu: /s/James Fu Bin Lu, James Fu Bin Lu (04/15/2025)